Exhibit 12

North Shore Gas Company
Ratio of Earnings to Fixed Charges

		Three-Month
		Transition
	Year Ended	Period Ended	Years Ended September 30,
(Millions)	12/31/2007	12/31/2006	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$7.9	$4.4	$6.7	$11.4	$11.1	$14.6
Federal and state income taxes	5.2	2.6	3.8	6.7	6.7	8.7

Net pretax income	13.1	7.0	10.5	18.1	17.8	23.3

Fixed charges	4.2	1.1	4.1	3.8	3.7	3.6

Total earnings as defined	$17.3	$8.1	$14.6	$21.9	$21.5	$26.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$3.5	$0.9	$3.6	$3.6	$3.6	$3.4
Other interest	0.7	0.2	0.5	0.2	0.1	0.2
Interest factor applicable to rentals	-	-	-	-	-	-

Fixed charges	$4.2	$1.1	$4.1	$3.8	$3.7	$3.6

Ratio of earnings to fixed charges	4.1	7.4	3.6	5.8	5.8	7.5